ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
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April 5, 2010

Paul M. Kinsella
617-951-7000
617-951-7050 fax
paul.kinsella@ropesgray.com

VIA EDGAR AND FACSIMILE

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:          Genzyme Corporation

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed March 31, 2010

File No. 0-14680

Dear Ms. Duru,

On behalf of Genzyme Corporation, a Massachusetts corporation (the “Company”), we are writing in response to the comment letter, dated April 1, 2010 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced amendment no. 2 to its preliminary proxy statement on Schedule 14A, filed on March 31, 2010 (“Amendment No. 2”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics, followed by the response of the Company.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 2.

General

1.                                      We partially reissue prior comment 3 of our letter dated March 26, 2010.  Although you have revised to provide some of the information requested in the comment, please supplement your disclosure to further clarify whether the continued “constructive dialogue” amongst the parties includes discussion of Relational representation on the Board (other than Mr. Whitworth if nominated) and/or in management positions.

Company Response:  The Company will add the following disclosure to pages 13 and A-7 of its definitive proxy statement:

“These discussions have not concerned adding Relational representatives, other than Mr. Whitworth, to our board or management team.”

*    *    *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges, on behalf of itself and the participants in its solicitation, the Staff’s position that (i) the participants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the participants may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment.  Should you have any questions relating to the foregoing, please contact the undersigned at (617) 951-7921.

Best regards,

/s/ Paul M. Kinsella

Paul M. Kinsella
Ropes & Gray LLP

Enclosures